NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Names New Board Member

Calgary, Alberta, March 19, 2008 – CE Franklin Ltd. (TSX.CFT, AMEX.CFK) today announced the appointment of Don McKenzie, President and Chief Executive Officer of M-I SWACO, a 60%-owned subsidiary of Smith International Inc., to the board of directors effective immediately.  Don’s extensive North American and International oilfield services experience aligns with CE Franklin’s strategic initiatives.

CE Franklin also announced today that Doug Rock, who has been on the board since 1999, has stepped down effective today.  Doug initiated discussions with the Board several months ago about stepping down due to time constraints associated with his responsibilities at Smith International Inc.  He targeted the March 19, 2008 date and has worked closely with the Board to help identify a successor and ensure an orderly transition process.

“Doug has been a great partner and, on behalf of the entire Board, I want to thank him for his commitment and contribution to CE Franklin over the last nine years as well as his commitment to the business going forward.” said Michael West, Chairman, President and CEO.  “We are excited that Don McKenzie is joining the Board, adding a wealth of experience and continuing the diversity of knowledge available to the Company.”

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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